UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):   September 14, 2006

Associated Estates Realty Corporation
(Exact name of registrant as specified in its charter)

Commission File Number 1-12486

Ohio	34-1747603
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
1 AEC Parkway, Richmond Hts., Ohio	44143-1467
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (216) 261-5000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy
the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01 Entry into a Material Definitive Agreement

The information contained in Item 2.03 of this report is incorporated herein by reference.

ITEM 2.03 Creation of a Direct Financial Obligation or an Obligation Under an Off-Balance Sheet Arrangement of a Registrant

On September 14, 2006, Associated Estates Realty Corporation (the "Company") completed a $132.2 million mortgage refinancing concerning five Company subsidiary properties. The transaction was structured as five separate mortgage loans, however each mortgage loan is cross-collateralized and cross-defaulted with the other mortgage loans involved in the refinancing. Each loan has a term of seven years and carries a 6.09% fixed interest rate with interest only payments during the first five years and monthly payments of principal and interest thereafter. These loans include a substitution feature permitting the borrower to substitute another multifamily residential property for the respective mortgaged property in accordance with certain terms and conditions as well as the right to release properties subject to satisfaction of various conditions. Capstone Realty Advisors, LLC originated these loans on behalf of the Federal Home Loan Mortgage Corporation.

The proceeds from the refinancing were used to:

C defease the existing mortgages on the five properties, which principal balances totaled $67.6 million.
C prepay, in full, $54.6 million of debt on three other properties located in Florida and Ohio.
C fund defeasance costs associated with the defeasance of the five loans, pay transactions costs and for other general corporate purposes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ASSOCIATED ESTATES REALTY
CORPORATION

September 20, 2006   /s/ Lou Fatica
(Date)   Lou Fatica, Vice President,
                                                           Chief Financial Officer and Treasurer